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                                                               EXHIBIT 11(a)(16)


NEWS RELEASE                                                 [MACKENZIE PARTNERS
                                                                     LETTERHEAD]


Contact: Mark H. Harnett
         MacKenzie Partners, Inc.
         (212) 929-5877


                   INVACARE ANNOUNCES INCREASE IN OFFER PRICE FOR
                 HEALTHDYNE TECHNOLOGIES TO $13.50 AND EXTENDS OFFER

ELYRIA, OHIO -- (March 31, 1997) - Invacare Corporation (NASDAQ/NMS:IVCR) announced today that its wholly owned subsidiary I.H.H. Corp. has increased the price in its tender offer for all outstanding shares of common stock of Healthdyne Technologies, Inc. (NASDAQ/NMS:HDTC) to $13.50 per share, net to the seller in cash without interest thereon, upon the other terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997 and the related Letter of Transmittal, and has extended the tender offer to 6:00 p.m., New York City time, on Monday, April 28, 1997, unless further extended in the manner described in the Offer to Purchase. The increased offer represents a 52% premium over Healthdyne's stock price on the trading day before Invacare made its initial acquisition proposal.


In addition, Invacare announced that A. Malachi Mixon, III, Chairman and Chief Executive Officer of Invacare Corporation, today sent a letter to Parker H. Petit, Chairman of the Board of Directors of Healthdyne, urging a meeting of the companies and, among other things, expressing concern about certain recent extraordinary actions taken by Healthdyne. The full text of the letter follows:

Mr. Parker H. Petit
Chairman
Healthdyne Technologies, Inc.
Kennestone Circle
Marietta, GA 30066

Dear Mr. Petit:

I have read with interest your March 28 letter to your shareholders in which you again refer to our $13 per share tender offer as "grossly inadequate" and point to the fact that first quarter results will reflect improved performance. In fact, Invacare's offer is based on our hope that you can accomplish a turnaround in operating performance and meet estimates of $.70 per share for 1997. Frankly, however, we are concerned about Healthdyne management's ability to do so, not only because Healthdyne has failed to meet analysts' estimates in the past eight quarters, but also because we have heard in the marketplace that Healthdyne may have taken extraordinary actions meant to provide a short-term boost to first quarter earnings. For example, we have been informed that certain of your major independent sales representatives had their commissions summarily reduced by Healthdyne in early January, shortly after we made our offer to you.
We have also been informed that some of your major customers were persuaded to purchase not only their first quarter requirements, but also future requirements through an extended dating payment program, with Healthdyne paying the storage costs of this channel-loading strategy. I fear the balance of Healthdyne's year will be penalized by such actions.
We can only justify our offer if, in fact, your management team can produce consistent earnings, not one "window-dressed" quarter.
                                     -more-


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                                                                               2
Invacare/Healthdyne
March 31, 1997
page 2

Frankly, I hope that you will agree immediately to meet with me to discuss our offer. I am a reasonable and logical CEO whose first interest is in creating shareholder value; I hope you are too. Invacare is the world leader in the manufacture and distribution of home medical equipment. In fact, the January 1997 issue of FINANCIAL WORLD listed Invacare as one of America's fastest growing corporations out of a 10,000 public company universe. No other home medical equipment manufacturer was listed. Invacare management has met 28 consecutive quarters and seven consecutive years of Wall Street estimates. Even with that track record, Invacare currently trades at 16X 1997 forecasted earnings. How can you so cavalierly reject our $13 per share offer that already represents almost 30X your 1996 earnings and 19X your highest current 1997 analyst estimate? Even if you meet that optimistic estimate, its hard to see how your shares can trade at or above our offer price in the absence of our bid. Furthermore, our bid is available today, unlike the speculative future trading value.

Your unsuccessful attempt to hide behind the skirts of the Georgia legislation was clever but ill-conceived, resulting in tremendous and wasteful expense on both sides. Let's not continue to waste time and money on legal maneuvers.

Under Georgia law, the Company must promptly hold an Annual Meeting of its shareholders. At this time the Company appears to have failed to take the customary steps necessary to hold its Annual Meeting in compliance with law and its fiduciary duties. We urge you to take such steps promptly so that we can avoid having to get the courts further involved.

We both know that a shareholder meeting is imminent. Instead of spending money on a proxy fight and legal maneuvering, isn't now the time for us together to explore the combination of two excellent companies? Perhaps
there are values or synergies about which I am unaware.   As we have said
repeatedly, if there are, we would consider adjusting our price upward. In any event, to show good faith, and in the hopes of accelerating this process, we are today increasing our offer price to $13.50 per share, a premium of 52% over the stock price before we made our first proposal to you. As a result of this increase, we are extending the expiration date of our tender offer to 6:00 p.m., New York City time, Monday, April 28, 1997, unless further extended.

Please give this letter your most serious consideration.

Sincerely,
A. Malachi Mixon, III
Chairman of the Board &
Chief Executive Officer

As previously announced, Invacare is proposing a slate of seven director nominees and a set of corporate governance bylaw amendments for consideration by shareholders at the annual meeting. Invacare's nominees are committed to taking all such actions necessary or appropriate (subject to any fiduciary duties they would have as directors) to approve and effectuate the consummation of Invacare's fully-financed, premium tender offer and proposed merger. The proposed amendments are designed to facilitate the change in the board and the consummation of Invacare's tender offer and proposed merger; prevent manipulation by the current board of
                                       -more-

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                                                                              3
Invacare/Healthdyne
March 31, 1997
page 3


Healthdyne's by-laws and of the size of the board to be elected at the annual meeting; allow for special meetings to be called by shareholders owning 10% of Healthdyne's stock; and cause the existing board to eliminate Healthdyne's "dead-hand" pill provisions.

The tender offer had been scheduled to expire at 6:00 p.m., New York City time, on Monday, April 7, 1997. As of 4:00 p.m. today, approximately 2,195,978 shares had been tendered in connection with the offer, which, together with the 600,000 shares owned by Invacare, constitutes approximately 22% of outstanding Healthdyne common stock based on the most recent information provided by Healthdyne.

                                       #  #  #



                               PARTICIPANT INFORMATION

Invacare may solicit proxies for Healthdyne's 1997 annual meeting with respect to the above-described nominees and proposals. Besides Invacare and the nominees, other participants in this solicitation may include the following directors and/or executive officers of Invacare: A. Malachi Mixon, III (Chairman, Chief Executive Officer and Director), Gerald B. Blouch (President, Chief Operating Officer and Director), Thomas R. Miklich (Chief Financial Officer, Secretary, General Counsel and Treasurer), J.B. Richey, III (Senior Vice President--Total Quality Management and Director), Donald P. Andersen (Group Vice President--Respiratory Products) and Louis F.J. Slangen (Senior Vice President--Sales & Marketing). Although Salomon Brothers Inc ("Salomon Brothers"), which is acting as dealer manager in connection with the tender offer and serving as financial advisor to Invacare in connection with the proposed acquisition of Healthdyne, does not admit that it or any of its directors, officers, employees or affiliates is a "participant", as defined in
Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning them, the following employees of Salomon Brothers may assist Invacare in such a solicitation: Scott Wilson (Managing Director), Wilder Fulford (Managing Director), John Fowler (Managing Director), John Chambers (Director) and Sarah Barnes (Vice President).

Invacare beneficially owns an aggregate of 600,000 shares of Healthdyne's common stock. Salomon Brothers will receive customary financial advisor and dealer manager fees, reimbursement and indemnification from Invacare in connection with the tender offer and any acquisition by Invacare of Healthdyne. Salomon Brothers will not receive any additional fee for or in connection with assisting in any solicitation of proxies. Salomon Brothers engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of its business, Salomon Brothers maintains customary arrangements and effects transactions in the securities of Healthdyne for the accounts of its customers. As a result of its engagement by Invacare, Salomon Brothers has restricted its proprietary trading in the securities of Healthdyne (although it may still execute trades for customers on an unsolicited agency basis).